EXHIBIT 12.1

PORTLAND GENERAL ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2012	2011	2010	2009	2008

Income from continuing operations before income taxes	$205,406	$204,714	$178,158	$131,636	$121,825
Total fixed charges	122,851	126,766	131,486	129,948	111,589
Total earnings	$328,257	$331,480	$309,644	$261,584	$233,414

Fixed charges:
Interest expense	$107,992	$110,413	$110,240	$103,389	$90,257
Capitalized interest	3,699	3,059	9,097	11,816	6,184
Interest on certain long-term power contracts	6,643	8,764	8,068	10,038	10,010
Estimated interest factor in rental expense	4,517	4,530	4,081	4,705	5,138
Total fixed charges	$122,851	$126,766	$131,486	$129,948	$111,589

Ratio of earnings to fixed charges	2.67	2.61	2.35	2.01	2.09